Exhibit 2

PRESS RELEASE	January 31, 2005

Syneron to File 510(K) Application for Marketing Clearance
of the VelaSmooth Device in the U.S.

Yokneam, Israel – January 31, 2005 – Syneron Medical Ltd. (NASDAQ: ELOS) and its North American subsidiary Syneron Inc., an innovator in the development, marketing and sales of ELOS™ combined-energy medical aesthetic devices, today announced that in a recent meeting between senior Company officials and representatives of the U.S. Food & Drug Administration (FDA), the FDA representatives stated it appears reasonable for Syneron to submit a 510(k) pre-market notification to the FDA for marketing clearance of its VelaSmooth™ system in the U.S.

The VelaSmooth is sold in Europe and Canada and in other countries around the world. It was cleared in these countries for treatment of cellulite in Europe under the Medical CE mark and in Canada under Health Canada clearance.

Dr. Amir Waldman, Director for Clinical and Regulatory Affairs, Syneron Medical Ltd., commented: “We will be working expeditiously to prepare and file an updated 510(k) application with the FDA.”

About Syneron
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron to submit 510(k) application for VelaSmooth

For more information, please contact Domenic Serafino, President, Syneron Inc., Tel. (905) -886-9235 ext. 247, doms@syneron.com, or Moshe Mizrahy, CEO of Syneron Medical, Tel. +972 4 909-6200, moshem@syneron-med.com.

Syneron, the Syneron logo, ELOS and VelaSmooth are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

Source: Syneron Medical Ltd.